SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

April 19, 2006

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Patrick Gilmore

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SYNNEX Corporation

Form 10-K for Fiscal Year Ended November 30, 2005

Filed February 13, 2006

Form 8-K

Filed January 11, 2006

File No. 001-31892

Dear Mr. Gilmore:

On behalf of SYNNEX Corporation, this letter responds to comments on the above-referenced Form 10-K and Form 8-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 28, 2006. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K For the Fiscal Year Ended November 30, 2005

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 56

1.	We note on page 11 that your Mexico subsidiary has entered into a contract with a customer that involves extended payment terms. Tell us how you recognize revenue when a contract involves extended payment terms and whether you offer varying payment terms for different customers.

Response: We have entered into a multi-year contract to sell equipment to a contractor that provides equipment and services to the Mexican government. Under the terms of the contract, the Mexican government makes monthly payments into our account, part of which is drawn by us and part by the contractor. Because the payments by the Mexican government are generally due on a monthly basis and are contingent upon the contractor continuing to provide services to the Mexican government, we recognize product revenues and cost of revenues on a straight-line basis over the term of the contract. The cost of the product revenues is deferred and recognized as the

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revenues are recognized. We believe realization of the deferred costs is reasonably assured. If the contractor does not provide the services, then other arrangements could be made so that the Mexican government would continue to receive the services and continue to make the monthly payments. We will continue to assess whether the deferred costs are realizable in light of adverse developments, if any, and will take an impairment charge if warranted. The monthly amounts received by us represent both product revenues and interest income. Interest income is recognized based on the effective interest rate method and reported as non-operating interest income.

As of November 30, 2005, we had delivered certain equipment to the contractor pending installation, and no amounts had been collected. No revenue on this contract was recognized for the year ended November 30, 2005. We have provided additional disclosures in our quarterly report on Form 10-Q for the quarter ended February 28, 2006 in our accounting policy footnote.

Apart from this contract, we generally do not provide extended payment terms to our customers. If we were to make an exception, we would consider the implications on revenue recognition applying the guidance in SAB 104.

Note 20 – Commitments and Contingencies, page 83

2.	Tell us what amount, if any, the Company has accrued with regards to the $4.2 million judgment entered into against the Company in the DSLangdale Two and DSLangdale Three vs. Daisytek case. Tell us how you considered SFAS 5 in your analysis.

Response: As of November 30, 2005, we had accrued $4.2 million, plus interest, for the judgment entered in favor of DSLangdale Two, LLC and DSLangdale Three, LLC because the loss contingency is probable and the amount of loss can be reasonably estimated. We applied the guidance in paragraph 8 of Statement of Financial Accounting Standard 5, Accounting for Contingencies.

Form 8-K filed January 11, 2006

3.	We note your use of non-GAAP measures in the Form 8-K noted above which excludes a number of items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of items, especially since these measures appear to be used to evaluate performance. Your current

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April 19, 2006

disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. In this regard, tell us whether you believe the nature of the items excluded are reasonably likely to recur within two years or whether there were similar charges within the prior two years. We also note your statement that the non-GAAP data provides investors a more complete understanding of your operation results and trends. This statement appears to imply that GAAP financial measures are not complete measures of operating performance.

Response: We considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining the appropriate disclosure of our use of non-GAAP measures and will continue to do so in future filings. We note the Staff’s comment regarding our current disclosure and will provide enhanced disclosure in future filings. The non-GAAP measures presented in this Form 8-K were primarily related to our acquisition transactions, including restructuring charges and gains/losses associated with securities received in the transactions. Similar charges have not been made within the last two years and, at this time, are not likely to recur within the next two years.

We believe that our GAAP financial measures are complete and it was not our intention to imply otherwise. However, by including non-GAAP measures and excluding these non-recurring items, we believe investors could more readily compare our financial condition and operating performance on a period-to-period basis. We note the Staff’s comment in this regard and will avoid this unintended implication in future filings.

4.	We further note your reconciliation of GAAP to non-GAAP financial information for (a) operating expenses, (b) income from Distribution Continuing Operations (c) income from Contract Assembly Continuing Operations and (d) Operating income. If you choose to include several measures of non-GAAP disclosures, you will need to include the disclosure requirements of Item 10(e)(1)(i) and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each measure.

Response: We respectfully submit that we have made the requisite disclosures under Item 10(e)(1)(i) and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of the non-GAAP measures. We have provided a reconciliation for each on the non-GAAP measures and furthermore the GAAP measures have been of equal or greater prominence. Historically, the reasons for management’s use of each of the non-GAAP measures and the usefulness to investors have been the same and disclosed accordingly. However, in consideration of the Staff’s comments, in the future we will provide separate disclosure for each non-GAAP measure.

*  *   *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (510) 668-3677. Comments may also be sent to my attention via facsimile to (510) 668-3035.

Very truly yours,

/s/ Dennis Polk
Dennis Polk
Senior Vice President of Corporate Finance and Chief Financial Officer

cc:	Kathleen Collins, SEC Accounting Branch Chief

Davina Kaile, Esq.